Mail Stop 6010
Via Facsimile and U.S. Mail

January 10, 2008

Mr. John D. Stanton
Chief Executive Officer and
Chief Financial Officer
Nanobac Pharmaceutical, Inc.
4730 North Habana Avenue, Suite 205
Tampa, Florida 33614

Re: **Nanobac Pharmaceuticals Inc.**
               Form 10-KSB for the fiscal year ended December 31, 2006
               Filed May 4, 2007
               Form 10-QSB/A for the quarterly period ended September 30, 2007
               Filed November 20, 2007
               File No. 033-80612

Dear Mr. Stanton:

      We have completed our review of your filings listed above and have no further comments at this time.

                    Sincerely,

                    Carlton E. Tartar
                    Branch Chief